OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-16499

CUSIP NUMBER
86768K106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Sunrise Senior Living, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
7902 Westpark Drive

Address of Principal Executive Office (Street and Number)
McLean, Virginia 22102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously disclosed, Sunrise Senior Living, Inc. (“Sunrise” or the “Company”) reported that it would restate its financial statements for the years ended December 31, 2003, 2004 and 2005 primarily to correct errors in the accounting treatment related to ventures that contain partner preferences and the timing of sale accounting and recognition of income from prior sales of real estate or partnership interests in ventures. As updated in a press release issued on November 7, 2006, the cumulative impact of the restatement is currently expected to reduce net income for all periods impacted, including the years 1999 through 2005, by approximately $100 million. Sunrise expects the substantial majority of the reduction to be recaptured in the form of additional net income within the next 24 months. Sunrise is unable at this time to provide the precise impacts of the restatement because its restatement has not yet been finalized.
     As previously reported, Sunrise has received comments from the SEC with respect to its filings, including its Form 10-K for the year ended December 31, 2005 which included, among other things, a request for additional information regarding the application of EITF 04-5 to Sunrise’s unconsolidated ventures and additional information regarding the method used for determining Sunrise’s share of equity in earnings or losses and its interpretation of SOP 78-9, Accounting for Investments in Real Estate Ventures. Sunrise has responded to the comments but is unable to predict the timing or outcome of the SEC accounting staff’s review of its response. Upon completion of its accounting review, including resolution of the questions raised by the SEC, Sunrise will report relevant financial information and file its restated 2005 Form 10-K, as well as its Form 10-Qs for the first three quarters of 2006. Adjustments for periods prior to 2003 will be reflected in the opening balance for retained earnings in 2003. Subject to completion of its auditor’s review and clearing comments from the SEC, Sunrise currently expects to file its restated 2005 Form 10-K before year end, which will be followed by the filing of Sunrise’s Forms 10-Q for the first three quarters of 2006. The Company also currently expects to be current in its filings with the SEC upon the filling of its 2006 Form 10-K on or before March 1, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Bradley B. Rush	(703)	273-7500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the restatement described in Part III is completed, Sunrise is unable to reasonably estimate its net income or other income statement line items for the third quarter of 2006 in comparison to the third quarter of 2005.

Sunrise Senior Living, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2006	By	/s/ Bradley B. Rush

		Name:	Bradley B. Rush
		Title:	Chief Financial Officer